Exhibit 99.1

NEWS RELEASE

Investor Contacts:

Suresh Kumar	Clarence Fu
(1) 408.941.1110	(65) 6360.4060
sureshk@charteredsemi.com	cfu@charteredsemi.com

Media Contacts:
Chartered U.S.:	Chartered Singapore:
Tiffany Sparks	Maggie Tan
(1) 408.941.1185	(65) 6360.4705
tiffanys@charteredsemi.com	maggietan@charteredsemi.com

CHARTERED SECURES FINANCING FOR FAB 7

SINGAPORE – December 30, 2004 – Chartered Semiconductor Manufacturing (Nasdaq: CHRT and SGX-ST: CHARTERED), one of the world’s top three dedicated foundries, today announced that it has signed an agreement for a US$653 million term loan facility from J.P. Morgan, guaranteed by the Export-Import Bank of the United States (EXIM). The loan is to support the Phase 1 ramp of Fab 7, the company’s first 300-millimeter (mm) wafer fabrication facility.

The credit facility is divided into two tranches and has an availability period of between two to four years. It will be used to finance the purchase of Fab 7 equipment from US vendors and will be drawn down in accordance with the ramp schedule. Each tranche will be repaid over a period of five years. The funding cost, excluding arrangement and related fees, is expected to be around London Interbank Offering Rate (LIBOR) plus 50 basis points.

Chartered has also finalized a US$200 million term loan facility (with a US$100 million green-shoe) with Sumitomo Mitsui Banking Corporation (SMBC) and Oversea Chinese Banking Corporation, a US$50 million term loan facility with Bank of America, and a US$150 million revolving credit facility with SMBC. Together with the US$653 million term loan guaranteed by EXIM, these credit facilities are expected to support Fab 7 Phase 1 ramp of production capacity to 15,000 300-mm wafers per month.

About Chartered

Chartered Semiconductor Manufacturing, one of the world’s top three dedicated foundries, is forging a customized approach to outsourced semiconductor manufacturing by building lasting and collaborative partnerships with its customers. The Company provides flexible and cost-effective manufacturing solutions for customers, enabling the convergence of communications, computing and consumer markets. In Singapore, Chartered operates four fabrication facilities with a fifth fab, the Company’s first 300mm facility, expected to begin pilot production by the end of 2004.

A company with both global presence and perspective, Chartered is traded on both the Nasdaq Stock Market (Nasdaq: CHRT) and on the Singapore Exchange (SGX-ST: CHARTERED). Information about Chartered can be found at www.charteredsemi.com.

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating the various loans secured by us, their availability to support the Phase 1 ramp of Fab 7 and the funding cost, reflect our current views with respect to future events and financial performance and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: demands from our major customers, specifically products from Fab 7; ramp schedule of Fab 7; unforeseen delays or interruptions in our plans for our fabrication facilities; the performance level of and technology mix in our fabrication facilities; our progress on leading edge products; the successful implementation of our partnership, technology and supply alliances and competition. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise

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